TSX, NYSE - HBM 2026 No. 25

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Enhances Gold Production Profile at Snow Lake, Extends Reserve Mine Life to 18 Years and Identifies Further Growth Potential from Resource Conversion and the Britannia Gold Project

Toronto, Ontario, September 28, 2026 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) today released an updated mine plan for its Snow Lake operations in Manitoba, Canada. All amounts are in U.S. dollars, unless otherwise noted.

● Snow Lake's proven and probable reserve mine life extended by an additional two years to 2043, which together with the four-year extension announced in March 2026 represents a total of six years added to the reserve mine life.

● Updated 2026-2030 five-year average annual gold production to 185,000 ounces from continued strong mill throughput rates at New Britannia and higher gold recoveries at Stall, representing a 37% increase in total gold production from an additional 250,000 ounces produced over the same five-year period in the 2021 technical reporti.

● Total life-of-mine gold production increased by 60% to 2.8 million ounces from 1.8 million ounces in the 2021 technical reporti.

● Updated 2026-2030 five-year average gold cash costsii to $821 per ounce and five-year average sustaining cash costsii to $1,379 per ounce, maintaining industry leading operating margins.

● Snow Lake mineral reserve estimates increased to 27 million tonnes containing 2.0 million ounces of gold, representing a 38% increase in tonnage from the January 1, 2026 mineral reserve estimate.

● Snow Lake mineral resource estimates increased to 21 million tonnes containing 1.5 million ounces of gold, representing a 26% increase in tonnage from the January 1, 2026 mineral resource estimate, despite significant resource-to-reserve conversion.

● Life-of-mine plan based on reserve estimates and represents a conservative view based on Hudbay's historical high resource-to-reserve conversion rate of 90%iii and ongoing exploration activities.

● 1901 exploration and development activities are progressing well, and the project is on track to achieve full production in late 2027.

● Stall hot tailings project is underway and is expected to be commissioned in early 2028, resulting in further increases in gold and silver recoveries.

● Longer-term production profile enhancement and reserve mine life extensions expected from continued conversion of mineral resources at Lalor, exploration at 1901 to unlock gold potential, reprocessing of Anderson tailings in Snow Lake, and additional exploration at existing satellite deposits in pursuit of a new anchor deposit.

● The Britannia Gold Project presents a new anchor deposit opportunity to meaningfully add gold production and significantly extend mine life well beyond current reserves.

"This enhanced Snow Lake mine plan unlocks roughly 60% more gold production over the mine life and maintains an average of 185,000 ounces over the next five years, demonstrating the incredible value that we have created through successful exploration and continuous improvement initiatives," said Peter Kukielski, Hudbay's Chief Executive Officer. "Transitioning this operation from a zinc-rich operation to a leading Canadian gold operation over the last five years has been transformative for Hudbay and we look forward to sustainable production in the decades ahead. The strong margins and steady gold production will ensure Snow Lake continues to be a meaningful free cash flow contributor and provide complementary gold exposure for Hudbay. This gold diversification becomes even more valuable as we continue to advance our attractive copper growth pipeline to deliver significant long-term value for our stakeholders."

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"I am very pleased with the Manitoba team's execution of a focused exploration program and the advancement of many high-return, low-capital intensity growth initiatives in Snow Lake to deliver this robust mine plan," said Robert Carter, Hudbay's Chief Operating Officer. "We have delivered on the strategy of targeting more than 180,000 ounces of annual gold production and we are well-positioned to continue to deliver that profile well into the next decade. The Snow Lake Greenstone Belt continues to be a highly prospective region and provides significant upside potential. Future opportunities include unlocking additional reserves through continued conversion of the 1.5 million gold ounces in inferred resources, further extending the reserve mine life beyond 2043 and exploring for the next major anchor deposit in Snow Lake."

Hudbay's 100% owned Snow Lake operations in Manitoba include the Lalor gold-copper-zinc mine, the New Britannia gold mill, the Stall base metals concentrator, the 1901 zinc-gold deposit, several satellite deposits and the former producing New Britannia gold mine currently on care and maintenance ("the Britannia Gold Project"). The Lalor mine achieved commercial production in 2014 and reached a significant milestone in December 2024 with the recovery of its one millionth ounce of gold from the mine. In 2025, an exploration drift was successfully completed to reach the 1901 mineralized zone to conduct underground exploration activities and establish critical infrastructure ahead of full production, which is expected in late 2027.

Hudbay increased its Snow Lake land package by more than 250% in 2023 through the acquisition of Rockcliff Metals Corp. ("Rockcliff"), which included the addition of several known deposits within trucking distance of the Snow Lake processing infrastructure, including the Talbot copper-zinc-gold deposit and the Rail copper-gold deposit. Hudbay signed its first-ever exploration agreement with the Kiciwapa Cree Nation related to Rail in 2024, followed by an exploration agreement with the Mosakahiken Cree Nation related to Talbot in 2025. Hudbay advanced drilling campaigns to expand the resource base at the satellite properties and upgrade mineral resources to mineral reserves, resulting in the inclusion of the Talbot and Rail deposits as mineral reserves in the Snow Lake updated mine plan.

Recent near-mine exploration at Lalor and regional exploration at the satellite properties have extended mine life through increased mineral reserves, unlocked additional gold ounces and added mineral resources to support further long-term production growth.

Unlocking Additional Gold Ounces Through Increased Mineral Reserves and Extended Mine Life to 2043

Current mineral reserve estimates in Snow Lake as of September 1, 2026 total 27.0 million tonnes with approximately 2.0 million ounces of gold and a reserve mine life to 2043. This represents an increase in mineral reserves of 7.5 million tonnes, unlocking 124,000 ounces of additional gold, and further extends mine life by two additional years, in each case as compared to the prior mineral reserve estimates dated January 1, 2026. Together with the increase in mineral reserves and four year mine life extension announced early this year, the Company has added a total of 510,000 ounces of gold contained in reserves and six years of additional mine life in Snow Lake.

The increase in reserves and extension of mine life is due to reserve conversion at Lalor and 1901 and higher reserves at the WIM and 3 Zone satellite deposits, in addition to the first reserve estimate for the Talbot and Rail satellite deposits following the completion of infill and geotechnical drilling. Please refer to Figure 1 for a summary of the additions to mineral reserves. Hudbay expects to continue to achieve high-grade resource to reserve conversions and to further optimize the mine plan.

Further background on each of the deposits included in the Snow Lake reserve mine plan is below:

● Lalor - A geophysical discovery by Hudbay in 2007; the development of Lalor was approved in 2012 at a time when Lalor had an initial mine life of 10 years. Successful exploration since inception has delineated an approximate 300% increase in gold reserves, replacing depletion, and after having been in operation for 12 years, Lalor continues to have a reserve mine life of 11 years today.

● 1901 - The 1901 deposit was discovered in 2019, and in 2020 and 2021 Hudbay conducted infill drilling, metallurgical testing and a pre-feasibility study. Underground drilling continues from an exploration drift to de-risk the pathway to full production at the end of 2027 and delineate additional gold reserves. 1901 is expected to increase the total mining rate from the Lalor shaft to 5,000 tonnes per day.

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● 3 Zone - Acquired by Hudbay in 2015 as part of the acquisition of New Britannia, this gold-rich deposit is located three kilometres from the New Britannia mill and is expected to come into production later this decade to supplement gold ore feed from Lalor.

● WIM - Acquired by Hudbay in 2018, this copper-gold deposit is located 15 kilometres from the New Britannia mill and is expected to come into production after 3 Zone and contribute gold ore feed to the New Britannia mill after Lalor is depleted.

● Talbot - Consolidated 100% ownership of this copper-zinc-gold deposit through Hudbay's acquisition of Rockcliff in 2023. A successful infill drilling program was completed during the second quarter of 2026 as well as geotechnical drilling required for pre-feasibility study activities, which upgraded 2.7 million tonnes of mineral resources to reserves with approximately 130,000 ounces of gold, 52,000 tonnes of copper and a 10 year mine life.

● Rail - Also acquired as part of Hudbay's acquisition of Rockcliff in 2023, Hudbay's 2024 drill program yielded new intersections of high-grade copper-gold mineralization. These results and the interpretation of historical drilling results were used to update the geological model and assess its economic potential. Rail has 1.5 million tonnes of reserves at 1.96% copper and 0.50 grams per tonne gold and is expected to provide feed for the Stall mill and come into production as 1901 is depleted.

Current mineral reserves for Lalor, 1901 and other Snow Lake satellite deposits as of September 1, 2026 are summarized in the following table.

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Snow Lake Mineral Reserve Estimates[1,2,3,4,5,6]	000 Tonnes	Au Grade (g/t)	Cu Grade (%)	Zn Grade (%)	Ag Grade (g/t)
Gold Zone Reserves
Gold Zone Proven
Lalor	4,667	3.78	0.43	0.70	21.8
Subtotal	4,667	3.78	0.43	0.70	21.8
Gold Zone Probable
Lalor	5,901	3.20	0.87	0.27	14.6
1901	341	2.66	0.75	0.68	15.2
WIM	3,653	1.17	1.29	0.21	5.1
Subtotal	9,895	2.43	1.02	0.26	11.1
Total Proven and Probable - Gold	14,562	2.86	0.83	0.37	14.5
Base Metal Zone Reserves
Base Metal Proven
Lalor	4,977	2.02	0.32	4.15	25.7
1901	970	1.54	0.29	7.61	23.9
Subtotal	5,947	1.94	0.32	4.71	25.4
Base Metal Probable
Lalor	822	1.39	0.38	3.97	23.0
1901	307	2.17	0.27	7.27	27.4
Talbot	2,710	1.46	1.92	1.14	26.5
Rail	1,510	0.53	1.96	0.55	5.6
Subtotal	5,349	1.23	1.60	1.76	20.1
Total Proven and Probable - Base Metal	11,296	1.60	0.92	3.32	22.9
Total Gold and Base Metal Reserves - Proven and Probable
Lalor	16,367	2.92	0.55	1.76	20.5
1901	1,618	1.89	0.38	6.08	22.8
Talbot	2,710	1.46	1.92	1.14	26.5
WIM	3,653	1.17	1.29	0.21	5.1
Rail	1,510	0.53	1.96	0.55	5.6
Gold and Base Metal Proven and Probable	25,857	2.31	0.87	1.67	18.2
Britannia Gold Project - 3 Zone Probable	1,153	2.81	-	-	-
Total Proven and Probable - All Deposits	27,010	2.33	-	-	-

1 Totals may not add up correctly due to rounding.

2 The economic viability of the mineral reserve estimates was confirmed using metal prices of $1.25 per pound of zinc, $3,600 per ounce of gold, $5.00 per pound of copper, and $40.00 per ounce of silver with an exchange rate of 1.33 C$/US$. Lalor and 1901 mineral reserves were estimated using a minimum NSR cut-off for Stall mill ore material of C$160 longhaul and C$199 post pillar and a minimum NSR cut-off for New Britannia ore material of C$184 for longhaul and C$223 for post pillar.

3 3Zone, Talbot and Rail mineral reserves identified at an NSR cut-off value of C$150 per tonne. The NSR considers the metallurgical recoveries via processing at the Stall mill. WIM mineral reserves identified at an NSR cut-off value of C$125 per tonne.

4 WIM mineral reserves are estimated assuming processing recoveries of 98% for copper, 88% for gold, and 70% for silver based on processing through New Britannia's flotation and tails leach circuits.

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5 3 Zone mineral reserves are estimated assuming processing recoveries of 85% for gold based on processing through New Britannia's leach circuit.

6 Mineral reserves include internal and external dilution and mining recovery.

Snow Lake Updated Mine Plan Maintains 185,000 Ounce Annual Gold Production Profile to 2030 and Demonstrates a 60% Increasei in Life-of-Mine Gold Production

Hudbay's updated Snow Lake mine plan based solely on mineral reserve estimates reflects a 37% increase in gold production over the next five yearsi and a 60% increase in total gold production over the life-of-mine compared to the 2021 technical reporti, as outlined in Figure 2. Three-year average annual production from 2026 to 2028 of approximately 190,000 ounces of gold and 11,500 tonnes of copper is consistent with previously issued three-year production guidance. The updated Snow Lake mine plan maintains average production of 185,000 ounces of gold over the next five yearsi reflecting several optimization initiatives including higher mill throughput at New Britannia and higher gold recoveries at the Stall mill to better utilize the combined 6,300 tonnes per day of processing capacity, as shown in Figure 3 and further described below.

● Higher Mining Rate - The updated Snow Lake mine plan reflects a mining ramp up to approximately 2.0 million tonnes per year and maintaining this profile over the next decade. The mine plan reflects Lalor operating at 4,000 to 4,500 tonnes per day, supplemented by contributions from the 1901 deposit and several additional satellites to supplement Lalor mill feed and increase total ore mined to approximately 5,000 tonnes per day.

● Increased New Britannia Mill Throughput - The New Britannia mill has a nameplate design of 1,500 tonnes per day and a permitted capacity of 2,500 tonnes per day. Snow Lake's mine plan has been optimized for higher mill throughput rates at New Britannia maximizing gold production and cash flows. The New Britannia mill currently operates at more than 2,000 tonnes per day, continuing to exceed expectations, and the updated mine plan reflects New Britannia ramping up to 2,300 tonnes per day starting in 2027.

● Better Utilization of Available Processing Capacity at Stall - The Stall mill has a nameplate capacity of 3,800 tonnes per day but is currently operating at approximately 2,300 tonnes per day. The updated Snow Lake mine plan takes advantage of the spare capacity at Stall by adding 1901 zinc-rich reserves to the mine plan and maintains future optionality for other regional deposits. The updated mine plan reflects Stall throughput ramping up to 3,000 tonnes per day by 2030.

● Stall Hot Tails Leaching Project - Stall has a history of continuous improvement projects increasing copper and precious metal recoveries, including the recovery improvement program that was completed in 2023 and increased gold recoveries from 58% in 2022 to more than 70% today. The Stall Hot Tails Leaching project continues this trend and aims to recover additional gold and silver through expansion of cyanide leaching and carbon infrastructure at New Britannia to accommodate material from Stall. Commissioning of this project is expected in early 2028 and it is anticipated to increase combined mill gold and silver recoveries as shown in Figure 4.

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Snow Lake Production Profile[1]		2026E	2027E	2028E	2029E	2030E	2031-2035 (5Yr avg)	2036-2040 (5Yr avg)[4]	LOM Total[1]
Ore Mined
Lalor and1901	000 tonnes	1,512	1,702	1,742	1,749	1,748	1,570	1,318	18,938
Regional deposits	000 tonnes	-	-	-	-	247	544	748	9,025
Total Ore Mined	000 tonnes	1,512	1,702	1,742	1,749	1,996	2,114	1,275	27,963
Gold grade	g/t Au	4.67	3.97	3.59	3.53	3.03	2.07	1.58	2.41
Copper grade	% Cu	0.78	0.69	0.77	0.85	0.67	0.62	1.03	0.83
Zinc grade	% Zn	1.86	2.06	1.48	1.91	1.42	1.90	1.36	1.62
Silver grade	g/t Ag	26.7	22.6	20.9	22.4	17.0	16.6	16.1	17.7
Ore Milled
New Britannia	000 tonnes	758	872	874	874	879	871	872	15,301
Stall	000 tonnes	771	830	868	875	1,117	1,243	1,008[5]	12,679
Total Ore Milled	000 tonnes	1,529	1,702	1,742	1,749	1,996	2,114	1,275	27,980
Combined Recovery - New Britannia and Stall
Gold recovery	%	88.3	85.5	91.2	91.1	90.5	89.4	86.4	88.9
Copper recovery	%	90.1	89.8	91.4	91.9	91.8	86.5	89.6	89.7
Zinc recovery[2]	%	82.3	87.6	84.0	86.9	83.8	86.1	86.2[5]	85.9
Silver recovery	%	74.6	73.4	79.5	79.1	77.1	76.5	81.7	77.6
Production
Gold	000 ounces	201	186	183	181	176	126	57	1,931
Copper	000 tonnes	11	11	12	14	12	11	12	209
Zinc	000 tonnes	18	28	19	26	22	31	11	325
Silver	000 ounces	967	909	931	998	840	865	522	12,380
Total AuEq [3]	000 ounces	262	250	247	255	242	186	90	2,716
Total CuEq[3]	000 tonnes	87	82	82	82	75	61	29	883

1 LOM totals reflect the mine plan for full year 2026 to 2043 and may be slightly different than the mineral reserve estimates which are as of September 1, 2026. Totals may not add up correctly due to rounding.

2 Zinc recoveries reflect zinc circuit at Stall mill only.

3 Copper and gold equivalent production assumes the following commodity prices: $6.09 per pound of copper for 2026, $5.80 per pound of copper for 2027, $5.50 per pound of copper for 2028 to 2030 and $5.00 per pound of copper long-term; $4,472 per ounce of gold for 2026, $4,200 per ounce of gold for 2027, $4,000 per ounce of gold for 2028, $3,900 per ounce of gold for 2029, $3,750 per ounce of gold for 2030 and $3,600 per ounce of gold long-term; $70 per ounce of silver for 2026, $57.50 per ounce of silver for 2027, $55.00 per ounce of silver for 2028, $50 per ounce of silver for 2029, $45 per ounce of silver for 2030 and long-term; $1.59 per pound of zinc for 2026, $1.40 per pound of zinc for 2027, $1.35 per pound of zinc for 2028, $1.30 per pound of zinc for 2029 and 2030, and $1.25 per pound of zinc long-term.

4 Individual mine and mill averages reflect their respective operating periods during 2036-2040 and therefore do not sum to the five-year total averages.

5 Stall mill ends processing in 2037 - amounts represent ore milled and recoveries in 2036-2037.

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Executing Low-Capital Intensity Brownfield Growth Projects to Deliver Strong Returns

The Snow Lake capital expenditures profile reflects several growth initiatives, including the completion of the development of the 1901 deposit, the implementation of the Stall Hot Tails Leaching project and the optionality maintained from developing the regional satellite deposits. Sustaining capital expenditures reflect underground capitalized development activities, equipment purchases and tailings dam capital required to maintain operations.

Hudbay expects to continue to significantly enhance this conservative mine plan based solely on mineral reserve estimates by prioritizing high grade resource to reserve conversions from the Lalor and 1901 deposits with lower associated capital expenditures.

Combined mining, milling and G&A unit operating costs on a tonne milled basis remains relatively unchanged over the mine life as the increase in mill throughput offsets higher mining costs as mining activities go deeper and haulage distances increase. Over the next five years, average gold cash costsii of $821 per ounce and average sustaining cash costsii of $1,379 per ounce benefit from continued strong gold production and by-product credits. Without any further exploration success, cash costs are expected to increase in the 2030s but maintain highly attractive margins when compared to other gold operations and long-term gold price estimates.

Snow Lake Capital and Cost Profile		2026E	2027E	2028E	2029E	2030E	2031-2035 (5Yr avg)	2036-2040 (5Yr avg)	LOM Total[1]
Capital Expenditures
Sustaining Capital
Lalor and 1901	$ millions	57	75	62	68	53	13	-	379
Plant and other	$ millions	47	7	18	15	3	5	4	143
Regional deposits	$ millions	-	-	-	-	14	17	27	235
Growth Capital
Lalor and 1901	$ millions	14	13	4	-	-	-	-	31
Plant and other	$ millions	10	48	-	19	-	-	-	77
Regional deposits	$ millions	-	4	32	28	4	83	-	480
Unit Costs and Cash Costs on a Gold Basis Capital
Unit operating costs	C$/tonne processed	262	254	261	263	256	235	221	240
Cash cost[2]	$/ounce	485	762	912	829	1,163	1,518	1,175	1,110
Sustaining cash cost[2]	$/ounce	1,086	1,295	1,473	1,402	1,682	1,813	1,742	1,560

1 LOM totals reflect the mine plan for full year 2026 to 2043 and may be slightly different than the mineral reserve estimates which are as of September 1, 2026. For unit operating costs and cash costs, LOM represents the average annual cost. Totals may not add up correctly due to rounding.

2 Cash costs and sustaining cash costs on a gold basis assumes the following commodity prices: $6.09 per pound of copper for 2026, $5.80 per pound of copper for 2027, $5.50 per pound of copper for 2028 to 2030 and $5.00 per pound of copper long-term; $4,472 per ounce of gold for 2026, $4,200 per ounce of gold for 2027, $4,000 per ounce of gold for 2028, $3,900 per ounce of gold for 2029, $3,750 per ounce of gold for 2030 and $3,600 per ounce of gold long-term; $70 per ounce of silver for 2026, $57.50 per ounce of silver for 2027, $55.00 per ounce of silver for 2028, $50 per ounce of silver for 2029, $45 per ounce of silver for 2030 and long-term; $1.59 per pound of zinc for 2026, $1.40 per pound of zinc for 2027, $1.35 per pound of zinc for 2028, $1.30 per pound of zinc for 2029 and 2030, and $1.25 per pound of zinc long-term.

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Mineral Resources Increase by 26% and Provide Significant Opportunity to Further Increase Gold Production and Extend Mine Life

Total mineral resources (exclusive of mineral reserves) have increased by 4.2 million tonnes in 2026, despite significant resource-to-reserve conversion. This was through additional resource expansion at Lalor and 1901, in addition to successful exploration at the regional satellite deposits to delineate additional resources as well as the inclusion of the Britannia Gold Project, as shown in Figure 1 and detailed below.

Snow Lake Mineral Resource Estimates[1,2,3,4,5,6]	000 Tonnes	Au Grade (g/t)	Cu Grade (%)	Zn Grade (%)	Ag Grade (g/t)
Gold Zone Resources - Inferred
Lalor	1,540	3.38	1.90	0.19	12.4
1901	3,300	2.87	0.94	0.49	10.2
WIM	1,120	1.44	0.70	0.25	3.4
Total Gold Zone Resources - Inferred	5,960	2.73	1.14	0.36	9.5
Base Metal Resources - Inferred
Lalor	140	1.94	0.28	5.14	32.5
1901	780	2.19	0.23	6.55	41.6
Talbot	880	2.23	1.52	1.17	29.6
Rail	740	1.03	3.29	0.55	8.9
Watts	3,150	1.00	2.34	2.58	31.0
Pen II	600	0.30	0.46	9.09	6.8
Total Base Metal Resource - Inferred	6,290	1.28	1.85	3.31	27.2
Total Gold and Base Metal Resources - Inferred
Lalor	1,680	3.26	1.77	0.60	14.1
1901	4,080	2.74	0.80	1.65	16.2
Talbot	880	2.23	1.52	1.17	29.6
WIM	1,120	1.44	0.70	0.25	3.4
Rail	740	1.03	3.29	0.55	8.9
Watts	3,150	1.00	2.34	2.58	31.0
Pen II	600	0.30	0.46	9.09	6.8
Total Gold and Base Metal Resources - Inferred	12,250	1.98	1.51	1.88	18.6
Britannia Gold Project - Inferred
Upper Britannia	3,180	2.83	-	-	-
Lower Britannia	2,520	3.44	-	-	-
Boundary	1,420	2.23	-	-	-
Birch	1,140	2.51	-	-	-
Total Britannia Gold Project - Inferred	8,260	2.87	-	-	-

1 Totals may not add up correctly due to rounding.

2 Mineral resources listed in the chart above are exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3 Mineral resources in the above table do not include mining dilution or recovery factors.

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4 Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator while gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5 Metal prices of $1.25 per pound of zinc, $3,600 per ounce gold, $5.00 per pound copper, and $40.00 per ounce silver with an exchange rate of 1.33 C$/US$ were used to estimate mineral resources.

6 Mineral resources are estimated using a minimum NSR cut-off of C$160 per tonne for Lalor and 1901, C$125 per tonne for WIM and C$150 per tonne for all other deposits.

Significant Resource Expansion Potential Through the Britannia Gold Project

In addition to the 12.3 million tonnes of inferred mineral resources in the regional satellite deposits, Hudbay has significantly expanded the inferred resources at the Britannia Gold Project to 8.3 million tonnes:

• Britannia Gold Project was a Significant Historic Gold Producer - Acquired by Hudbay in 2015 with the acquisition of the New Britannia gold mill, the New Britannia mine is a former producing gold mine that produced approximately 600,000 ounces between 1949 and 1958 and an additional 800,000 ounces between 1995 and 2005. The Britannia Gold Project includes the New Britannia mine and nearby gold zones.

• Significant Mineral Resources Remain accessible at New Britannia - Hudbay is advancing plans for potential future development and rehabilitation of the existing mining infrastructure at the New Britannia mine to unlock significant incremental gold production in Snow Lake.

• Mineralized Corridor Spans Five Major Deposits - All of the deposits remain open at depth with high-grade ore shoots tracking in a predictable plunge direction, as shown in Figure 5.

• Surface Exploration Underway - Large, untested gaps between the known deposits and along the strike of the major controlling thrust fault to the east present immediate potential for new discoveries and resource expansion. Initial target testing is underway from surface and future underground exploration plans can be accelerated through existing underground infrastructure.

Snow Lake Operational and Exploration Upside Potential

Hudbay continues to advance many brownfield expansion and exploration opportunities to further optimize the mine plan to maintain current annual gold production levels beyond 2030, extend mine life beyond 2043 and explore for new anchor deposits to provide significant gold production growth beyond the 180,000-ounce annual target. This includes executing an extensive exploration program in Snow Lake through geophysical surveying and multi-phased drilling campaigns on the highly prospective land package, as referenced in Figure 6.

1) Conversion of Large Inferred Resources to Further Increase Production and Extend Mine Life - Continued infill drilling of existing resource base at Lalor and known satellites will continue to support mine plan optimization.

• Potential to convert the 1.5 million ounces of gold in inferred resources to reserves through infill drilling.

• Hudbay has historically converted approximately 90% of inferred resources to reserves at the Lalor deposit over the past five yearsiii.

2) Additional Mill Optimization Initiatives - Evaluating additional mill throughput enhancements to further increase annual production levels.

• New Britannia has steadily increased its milling rate since refurbishment was completed in 2021, and the current plan assumes increasing New Britannia's milling rate to 2,300 tonnes per day.

• Hudbay will evaluate opportunities to further increase mill throughput at New Britannia to fully utilize its full permitted capacity of 2,500 tonnes per day.

3) Reprocessing of Snow Lake Tailings to Unlock Additional Gold Ounces - Advance engineering work to evaluate the viability of reprocessing tailings from the Anderson Tailings Impoundment Area ("ATIA") in Snow Lake.

• Advance engineering work to evaluate the potential of reprocessing tailings from the Anderson Tailings Impoundment Area ("ATIA") in Snow Lake.

• Hudbay has identified 20 to 30 million tonnes of material at approximately 0.8 to 1.0 gram per tonne gold at ATIA that could potentially be reprocessed.

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• Drilling, metallurgical studies and dredging trials are planned in 2027-2029 to confirm potential.

4) Extension of the Current Anchor Deposit - Maximize value from existing infrastructure through mine life extension at the highest margin deposits, while extending the window of opportunity to discover a new anchor deposit.

• Lalor and 1901 provide high NSR value per tonne and remain open down plunge.

• Mine life extensions at the current anchor will further increase cash flows and defer growth capital associated with the development of satellite deposits.

5) Discovery of a New Anchor Deposit - Meaningfully add to current production levels and significantly extend mine life through the discovery of the next major anchor deposit in Snow Lake.

• The Britannia Gold Project provides the opportunity to re-develop an underexplored, past-producing deposit with the potential to become a new anchor in the Snow Lake camp, as shown in Figure 5 and discussed above.

• Regional exploration on the large and highly prospective land package, including exploration for both volcanogenic massive sulphide (VMS) and orogenic gold deposits.

Snow Lake Site Tour

Hudbay is hosting a site visit by analysts and investors to its Snow Lake operations in Manitoba on Thursday, October 1, 2026.  A copy of the site visit presentation, which will contain operational and other updates, will be available on Hudbay's website at www.hudbay.com.

Qualified Person and NI 43-101

Hudbay's mineral resource estimates in this news release are exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The technical and scientific information in this news release has been approved by Marc-Andre Brulotte, P. Geo., Executive Director, Global Mineral Resource Evaluation. Mr. Brulotte is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

A copy of the NI 43-101 technical report will be made available on Hudbay's SEDAR+ profile at www.sedarplus.ca and on Hudbay's EDGAR profile at www.sec.gov within the next 45 days. This technical report will support the applicable disclosure in this news release and will be the current technical report in respect of the Snow Lake operations and shall supersede and replace all prior technical reports relating to the Snow Lake operations.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

Forward-looking information includes, but is not limited to, statements with respect to the Company's expectations regarding the production, cost profile and development timelines of its Snow Lake operations, including with respect to its anticipated mine life, the potential to extend the mine life, the potential to convert inferred mineral resources into mineral reserves based on historical conversion rates, opportunities to and further optimize the mine plan, the potential of the Stall Hot Tails Leaching project to improve metal recoveries, the potential of the Britannia Gold Project, including its potential to become a new anchor deposit, the potential to reprocess tailings from the ATIA, as well as expectations regarding metals prices, operating and capital costs and other assumptions. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

TSX, NYSE - HBM 2026 No. 25

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

● the ability to achieve production, cost and capital expenditure forecasts;

● the ability to obtain the necessary permits and social license to develop the satellite deposits that have been included in the Snow Lake mine plan;

● the ability to execute on the Company's exploration plans and to advance related drill plans;

● the success of mining, processing, exploration and development activities;

● the scheduled maintenance and availability of the Company's processing facilities;

● the accuracy of geological, mining and metallurgical estimates;

● anticipated metals prices and the costs of production;

● the supply and demand for metals the Company produces;

● the supply and availability of all forms of energy and fuels at reasonable prices;

● no significant unanticipated operational or technical difficulties;

● the availability of additional financing, if needed;

● the ability to complete project targets on time and on budget and other events that may affect the Company's ability to develop its projects;

● the timing and receipt of various regulatory and governmental approvals;

● the availability of personnel for the Company's exploration, development and operational projects and ongoing employee relations;

● maintaining good relations with the employees at the Company's operations;

● maintaining good relations with the labour unions that represent certain of the Company's employees in Manitoba;

● maintaining good relations with the communities in which the Company operates, including neighbouring Indigenous communities and local governments;

● no significant unanticipated challenges with stakeholders at the Company's various projects;

● no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

● no contests over title to the Company's properties, including as a result of rights or claimed rights of Indigenous people;

● no significant unanticipated litigation;

● certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian government; and

● no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry and the current geopolitical environment, including fluctuations in commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the Company's projects, risks associated with the development of new projects, risks related to the Snow Lake mine plan, including the ability to sequence the permitting and development of multiple satellite deposits, risks related to historical agreements in respect of the New Britannia mine, risks related to reclamation and closure liabilities, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the Company's reserves, volatile financial markets and interest rates that may affect the Company's ability to obtain additional financing on acceptable terms, the failure to obtain or maintain required permits or approvals from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the Company's liquidity risks and its ability to access capital on acceptable terms, tax refunds, hedging transactions, cybersecurity risks and risks related to the reliability and security of the Company's information technology and operational technology systems, including risks arising from cyber attacks, ransomware, phishing and other malware, risks associated with the use of artificial intelligence technologies, operational disruptions arising from environmental events such as wildfires or other forms of extreme weather, as well as the other risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form for the year ended December 31, 2025 and under the heading "Financial Risk Management" in the Company's most recent annual management's discussion and analysis for the year ended December 31, 2025 which are available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

TSX, NYSE - HBM 2026 No. 25

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Cactus project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Senior Vice President, Capital Markets & Corporate Affairs

(416) 362-8181

investor.relations@hudbay.com

____________________

i Average gold production over the 2026 to 2030 five-year period. Total life-of-mine ("LOM") gold production compares total LOM gold production in the 2021 technical report to total LOM gold production in the 2026 updated mine plan plus actual production since 2021.

ii Cash costs and sustaining cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. For detailed reconciliations and further information on why Hudbay believes cash costs and sustaining cash costs are useful performance indicators, please refer to the Company's most recent management's discussion and analysis for the period ended June 30, 2026 under the heading "Non-GAAP Financial Performance Measures".

iii Resource-to-reserve conversion rate based on the historical conversion at the Lalor deposit from 2022 to 2026.

TSX, NYSE - HBM 2026 No. 25

Figure 1: Continuously Expanding Reserves in Snow Lake

Hudbay has continuously extended the mine life of Snow Lake through reserve expansion and upgrading of resources at satellite deposits, which has more than offset mining depletion since the prior technical report published in 2021.

Figure 2: Unlocking Additional Gold Production and Extending Mine Life Through Successful Exploration

Snow Lake maintains a robust gold production profile for the next 10 years, averaging 185,000 ounces of gold per year from 2026 to 2030 and 126,000 ounces of gold per year from 2031 to 2035, largely supported by Lalor, followed by production from the remaining satellites to 2043. The previous technical report published in 2021 reflected a ten year mine life for Lalor to 2030 with satellite deposits in production from 2031 to 2037.

TSX, NYSE - HBM 2026 No. 25

Figure 3: Snow Lake Production Profile by Ore Body

Lalor provides a majority of the ore for the next 11 years with 1901, 3 Zone, Talbot, Rail and WIM providing the additional ore feed and supporting a combined 18 year mine life based on reserves. This profile is expected to be further enhanced with additional exploration to convert resources to reserves and extend mine life beyond 2043.

Snow Lake Ore Mined
Year	Lalor					1901					Talbot					Rail WIM										3 Zone
	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%) Tonnes		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)
2027	1,549,398	4.08	22.37	0.72%	1.69%	152,374	2.82	25.23	0.41%	5.89%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2028	1,539,420	3.74	21.43	0.79%	1.21%	202,654	2.49	17.14	0.64%	3.51%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2029	1,462,495	3.81	22.00	0.94%	1.13%	286,640	2.14	24.73	0.38%	5.92%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2030	1,499,519	3.24	18.83	0.82%	1.16%	248,773	1.75	22.64	0.46%	4.45%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	247,483	3.00
2031	1,504,602	3.28	19.40	0.46%	1.14%	245,219	1.48	22.34	0.27%	7.48%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	226,234	2.74
2032	1,475,617	2.15	19.95	0.34%	1.77%	271,828	1.39	23.41	0.28%	8.43%	-	-	-	-	-	43,835	0.48	5.24	1.71%	0.55%	-	-	-	-	-	233,548	2.74
2033	1,397,932	2.42	18.68	0.59%	1.80%	164,339	1.48	25.20	0.30%	6.84%	-	-	-	-	-	392,723	0.52	5.52	1.76%	0.56%	-	-	-	-	-	229,999	2.59
2034	1,354,712	1.98	19.90	0.37%	2.45%	44,566	2.24	17.18	0.21%	3.60%	81,385	1.33	29.72	1.71%	1.55%	443,991	0.48	5.19	1.76%	0.51%	15,734	0.85	5.37	0.76%	0.04%	215,973	2.96
2035	1,390,198	1.98	21.09	0.38%	2.43%	-	-	-	-	-	196,255	1.78	35.73	2.02%	1.42%	444,000	0.55	5.87	2.26%	0.51%	197,042	0.95	5.56	0.87%	0.08%	-	-
2036	1,317,527	2.10	20.58	0.32%	2.42%	-	-	-	-	-	263,806	1.51	34.47	2.28%	1.72%	182,048	0.62	6.37	2.19%	0.71%	162,042	0.90	5.31	1.08%	0.06%	-	-
2037	1,318,639	2.21	18.31	0.14%	2.49%	-	-	-	-	-	282,091	1.22	25.74	1.84%	1.13%	-	-	-	-	-	185,971	0.85	5.85	1.49%	0.10%	-	-
2038	-	-	-	-	-	-	-	-	-	-	315,750	1.45	26.12	1.90%	1.07%	-	-	-	-	-	486,643	1.10	5.66	1.42%	0.14%	-	-
2039	-	-	-	-	-	-	-	-	-	-	315,385	1.42	26.56	2.00%	1.14%	-	-	-	-	-	607,878	0.95	4.67	1.25%	0.19%	-	-
2040	-	-	-	-	-	-	-	-	-	-	319,375	1.02	20.28	1.65%	0.96%	-	-	-	-	-	619,768	1.46	5.40	1.29%	0.14%	-	-
2041	-	-	-	-	-	-	-	-	-	-	320,250	1.72	24.99	2.14%	0.98%	-	-	-	-	-	557,208	1.53	5.42	1.33%	0.19%	-	-
2042	-	-	-	-	-	-	-	-	-	-	305,864	1.53	26.59	2.06%	1.14%	-	-	-	-	-	531,249	1.11	4.15	1.31%	0.40%	-	-
2043	-	-	-	-	-	-	-	-	-	-	311,503	1.63	21.72	1.58%	0.80%	-	-	-	-	-	289,480	1.10	4.12	1.31%	0.39%	-	-
Total	15,810,058	2.85	20.26	0.54%	1.76%	1,616,393	1.90	22.76	0.38%	6.08%	2,711,664	1.46	26.47	1.92%	1.14%	1,506,597	0.53	5.62	1.96%	0.55%	3,653,015	1.17	5.06	1.29%	0.21%	1,153,238	2.81

Stall Ore Milled
Year	Lalor					1901					Talbot					Rail
	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
2027	708,176	2.43	22.63	0.50%	3.24%	121,655	2.88	27.74	0.28%	7.15%	-	-	-	-	-	-	-	-	-	-
2028	761,814	2.50	18.82	0.58%	2.03%	106,328	2.04	19.01	0.31%	6.17%	-	-	-	-	-	-	-	-	-	-
2029	588,098	2.53	19.55	0.52%	2.17%	286,640	2.14	24.73	0.38%	5.92%	-	-	-	-	-	-	-	-	-	-
2030	885,417	2.63	19.62	0.52%	1.66%	231,448	1.64	22.83	0.49%	4.74%	-	-	-	-	-	-	-	-	-	-
2031	861,927	2.31	17.90	0.55%	1.72%	245,219	1.48	22.34	0.27%	7.48%	-	-	-	-	-	-	-	-	-	-
2032	843,197	1.73	19.87	0.41%	2.69%	261,953	1.33	23.64	0.28%	8.73%	-	-	-	-	-	43,835	0.48	5.24	1.71%	0.55%
2033	791,535	1.65	20.02	0.77%	2.80%	140,805	1.19	26.32	0.34%	7.82%	-	-	-	-	-	392,723	0.52	5.52	1.76%	0.56%
2034	733,824	1.53	23.76	0.32%	3.94%	21,610	1.02	17.52	0.35%	6.60%	81,385	1.33	29.72	1.71%	1.55%	443,991	0.48	5.19	1.76%	0.51%
2035	712,236	1.49	25.65	0.23%	4.10%	-	-	-	-	-	196,255	1.78	35.73	2.02%	1.42%	444,000	0.55	5.87	2.26%	0.51%
2036	649,607	1.40	26.19	0.20%	4.28%	-	-	-	-	-	263,806	1.51	34.47	2.28%	1.72%	182,048	0.62	6.37	2.19%	0.71%
2037	638,842	1.59	22.07	0.16%	4.34%	-	-	-	-	-	282,091	1.22	25.74	1.84%	1.13%	-	-	-	-	-
Total	8,174,673	2.00	21.30	0.44%	2.93%	1,415,657	1.74	23.68	0.34%	6.84%	823,538	1.46	31.31	2.01%	1.43%	1,506,597	0.53	5.62	1.96%	0.55%

New Britannia Ore Milled
Year	Lalor					1901					Talbot					WIM					3 Zone
	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)
2027	841,222	5.47	22.15	0.91%	0.38%	30,719	2.58	15.29	0.95%	0.90%	-	-	-	-	-	-	-	-	-	-	-	-
2028	777,606	4.95	23.97	1.00%	0.41%	96,326	2.99	15.08	1.00%	0.57%	-	-	-	-	-	-	-	-	-	-	-	-
2029	874,397	4.67	23.65	1.22%	0.43%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2030	614,102	4.13	17.68	1.25%	0.42%	17,325	3.22	20.01	0.13%	0.56%	-	-	-	-	-	-	-	-	-	-	247,483	3.00
2031	642,674	4.59	21.40	0.34%	0.38%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	226,234	2.74
2032	632,420	2.71	20.06	0.25%	0.53%	9,875	2.80	17.46	0.10%	0.64%	-	-	-	-	-	-	-	-	-	-	233,548	2.74
2033	606,397	3.42	16.94	0.37%	0.49%	23,534	3.20	18.52	0.10%	1.00%	-	-	-	-	-	-	-	-	-	-	229,999	2.59
2034	620,888	2.51	15.34	0.43%	0.69%	22,956	3.39	16.86	0.08%	0.77%	-	-	-	-	-	15,734	0.85	5.37	0.76%	0.04%	215,973	2.96
2035	677,962	2.49	16.30	0.55%	0.67%	-	-	-	-	-	-	-	-	-	-	197,042	0.95	5.56	0.87%	0.08%	-	-
2036	667,920	2.78	15.11	0.45%	0.60%	-	-	-	-	-	-	-	-	-	-	162,042	0.90	5.31	1.08%	0.06%	-	-
2037	679,797	2.79	14.78	0.12%	0.75%	-	-	-	-	-	-	-	-	-	-	185,971	0.85	5.85	1.49%	0.10%	-	-
2038	-	-	-	-	-	-	-	-	-	-	315,750	1.45	26.12	1.90%	1.07%	486,643	1.10	5.66	1.42%	0.14%	-	-
2039	-	-	-	-	-	-	-	-	-	-	315,385	1.42	26.56	2.00%	1.14%	607,878	0.95	4.67	1.25%	0.19%	-	-
2040	-	-	-	-	-	-	-	-	-	-	319,375	1.02	20.28	1.65%	0.96%	619,768	1.46	5.40	1.29%	0.14%	-	-
2041	-	-	-	-	-	-	-	-	-	-	320,250	1.72	24.99	2.14%	0.98%	557,208	1.53	5.42	1.33%	0.19%	-	-
2042	-	-	-	-	-	-	-	-	-	-	305,864	1.53	26.59	2.06%	1.14%	531,249	1.11	4.15	1.31%	0.40%	-	-
2043	-	-	-	-	-	-	-	-	-	-	311,503	1.63	21.72	1.58%	0.80%	289,480	1.10	4.12	1.31%	0.39%	-	-
Total	7,635,386	3.77	19.15	0.65%	0.52%	200,736	3.01	16.26	0.66%	0.69%	1,888,125	1.46	24.36	1.89%	1.02%	3,653,015	1.17	5.06	1.29%	0.21%	1,153,238	2.81

TSX, NYSE - HBM 2026 No. 25

Figure 4: Optimizing Processing Infrastructure and Increasing Total Gold Recoveries

The updated Snow Lake mine plan reflects optimized ore feed to New Britannia and Stall mills, higher mill throughput at New Britannia and higher gold recoveries at Stall.

Snow Lake Ore Milled
Year	Stall					New Britannia					Combined
	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
2027	829,831	2.50	23.38	0.46%	3.82%	871,941	5.37	21.91	0.91%	0.40%	1,701,772	3.97	22.63	0.69%	2.06%
2028	868,141	2.44	18.85	0.54%	2.54%	873,932	4.73	22.99	1.00%	0.43%	1,742,074	3.59	20.93	0.77%	1.48%
2029	874,737	2.40	21.24	0.47%	3.40%	874,397	4.67	23.65	1.22%	0.43%	1,749,134	3.53	22.45	0.85%	1.91%
2030	1,116,864	2.43	20.28	0.52%	2.30%	878,911	3.79	12.75	0.88%	0.31%	1,995,775	3.03	16.97	0.67%	1.42%
2031	1,107,147	2.13	18.89	0.49%	2.99%	868,909	4.11	15.83	0.25%	0.28%	1,976,055	3.00	17.54	0.38%	1.80%
2032	1,148,986	1.59	20.17	0.43%	3.98%	875,843	2.72	14.68	0.18%	0.39%	2,024,829	2.08	17.80	0.32%	2.43%
2033	1,325,062	1.27	16.39	1.01%	2.67%	859,930	3.19	12.45	0.26%	0.37%	2,184,992	2.03	14.84	0.72%	1.77%
2034	1,280,810	1.14	17.60	0.90%	2.64%	875,552	2.62	11.42	0.32%	0.51%	2,156,362	1.74	15.09	0.67%	1.78%
2035	1,352,492	1.23	20.62	1.16%	2.53%	875,004	2.14	13.88	0.62%	0.54%	2,227,496	1.59	17.97	0.95%	1.75%
2036	1,095,461	1.30	24.89	1.03%	3.07%	829,961	2.41	13.20	0.57%	0.50%	1,925,422	1.78	19.85	0.83%	1.96%
2037	920,934	1.48	23.19	0.68%	3.36%	865,768	2.37	12.86	0.41%	0.61%	1,786,702	1.91	18.19	0.55%	2.02%
2038	-	-	-	-	-	802,392	1.23	13.71	1.61%	0.51%	802,392	1.23	13.71	1.61%	0.51%
2039	-	-	-	-	-	923,262	1.11	12.15	1.51%	0.51%	923,262	1.11	12.15	1.51%	0.51%
2040	-	-	-	-	-	939,143	1.31	10.46	1.41%	0.42%	939,143	1.31	10.46	1.41%	0.42%
2041	-	-	-	-	-	877,457	1.60	12.56	1.62%	0.48%	877,457	1.60	12.56	1.62%	0.48%
2042	-	-	-	-	-	837,113	1.26	12.35	1.58%	0.67%	837,113	1.26	12.35	1.58%	0.67%
2043	-	-	-	-	-	600,983	1.38	13.24	1.45%	0.61%	600,983	1.38	13.24	1.45%	0.61%
Total	11,920,465	1.74	20.29	0.73%	2.99%	14,530,499	2.73	14.73	0.92%	0.46%	26,450,964	2.29	17.23	0.83%	1.60%

Stall Recovery
Year	Lalor				1901				Talbot				Rail
	Cu	Au	Ag	Zn	Cu	Au	Ag	Zn	Cu	Au	Ag	Zn	Cu	Au	Ag	Zn
2027	85%	74%	63%	86%	65%	74%	63%	91%	-	-	-	-	-	-	-	-
2028	88%	93%	74%	82%	71%	93%	72%	90%	-	-	-	-	-	-	-	-
2029	88%	93%	74%	83%	75%	93%	72%	90%	-	-	-	-	-	-	-	-
2030	88%	93%	74%	80%	81%	92%	72%	89%	-	-	-	-	-	-	-	-
2031	89%	93%	74%	80%	62%	92%	72%	91%	-	-	-	-	-	-	-	-
2032	84%	92%	73%	86%	61%	92%	71%	91%	-	-	-	-	93%	91%	72%	66%
2033	88%	92%	73%	83%	65%	92%	72%	91%	-	-	-	-	93%	91%	73%	65%
2034	78%	92%	73%	88%	68%	92%	71%	90%	88%	92%	74%	72%	93%	91%	73%	65%
2035	70%	92%	73%	89%	-	-	-	-	88%	92%	75%	70%	93%	91%	73%	65%
2036	65%	92%	73%	89%	-	-	-	-	88%	92%	75%	71%	93%	91%	73%	66%
2037	62%	92%	72%	89%	-	-	-	-	88%	92%	74%	69%	-	-	-	-
2038	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2039	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2040	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2041	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2042	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2043	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	84%	91%	72%	86%	70%	90%	71%	90%	88%	92%	75%	71%	93%	91%	73%	65%

New Britannia Recovery
Year	Lalor			1901			Talbot			WIM			3 Zone
	Cu	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Au
2027	93%	91%	84%	94%	89%	84%	-	-	-	-	-	-	-
2028	94%	90%	84%	94%	89%	84%	-	-	-	-	-	-	-
2029	95%	90%	84%	-	-	-	-	-	-	-	-	-	-
2030	95%	90%	84%	60%	89%	84%	-	-	-	-	-	-	84%
2031	84%	90%	84%	-	-	-	-	-	-	-	-	-	85%
2032	78%	89%	84%	47%	89%	84%	-	-	-	-	-	-	85%
2033	85%	89%	84%	49%	89%	84%	-	-	-	-	-	-	85%
2034	87%	88%	84%	33%	89%	84%	-	-	-	93%	76%	62%	85%
2035	90%	88%	84%	-	-	-	-	-	-	93%	78%	64%	-
2036	88%	89%	84%	-	-	-	-	-	-	94%	78%	66%	-
2037	56%	89%	84%	-	-	-	-	-	-	94%	79%	72%	-
2038	-	-	-	-	-	-	89%	87%	85%	94%	82%	87%	-
2039	-	-	-	-	-	-	89%	87%	85%	94%	80%	86%	-
2040	-	-	-	-	-	-	89%	86%	85%	94%	86%	86%	-
2041	-	-	-	-	-	-	90%	88%	85%	94%	87%	86%	-
2042	-	-	-	-	-	-	89%	87%	85%	94%	82%	86%	-
2043	-	-	-	-	-	-	89%	87%	85%	85%	81%	79%	-
Total	91%	90%	84%	92%	89%	84%	89%	87%	85%	93%	83%	82%	84%

Snow Lake Recovery
Year	Stall				New Britannia			Combined
	Cu	Au	Ag	Zn	Cu	Au	Ag	Cu	Au	Ag	Zn
2027	83%	74%	63%	88%	93%	91%	84%	90%	85%	73%	88%
2028	87%	93%	74%	84%	94%	90%	84%	91%	91%	79%	84%
2029	84%	93%	73%	87%	95%	90%	84%	92%	91%	79%	87%
2030	87%	93%	74%	84%	95%	88%	84%	92%	90%	77%	84%
2031	85%	93%	73%	86%	84%	89%	84%	85%	91%	78%	86%
2032	82%	92%	73%	88%	78%	88%	84%	81%	90%	77%	88%
2033	90%	92%	73%	84%	85%	88%	84%	89%	90%	76%	84%
2034	89%	92%	73%	86%	87%	87%	84%	89%	89%	76%	86%
2035	89%	92%	73%	86%	91%	87%	82%	90%	90%	76%	86%
2036	87%	92%	73%	86%	90%	88%	82%	88%	90%	76%	86%
2037	83%	92%	73%	87%	86%	88%	83%	84%	90%	76%	87%
2038	-	-	-	-	92%	84%	86%	92%	84%	86%
2039	-	-	-	-	92%	83%	85%	92%	83%	85%
2040	-	-	-	-	92%	86%	85%	92%	86%	85%
2041	-	-	-	-	92%	87%	86%	92%	87%	86%
2042	-	-	-	-	92%	84%	85%	92%	84%	85%
2043	-	-	-	-	87%	85%	84%	87%	85%	84%
Total	87%	91%	72%	86%	91%	88%	84%	90%	89%	78%	86%

TSX, NYSE - HBM 2026 No. 25

Figure 5: Britannia Gold Project

Hudbay has the opportunity to re-develop a past-producing gold complex into a potential new anchor deposit with the Britannia Gold Project around the New Britannia mill. Multiple targets are being developed down-plunge and along strike from the known mineralization.

Figure 6: Regional Snow Lake Satellite Deposits

Hudbay increased its land package in Snow Lake by 250% in 2023, adding several regional satellite properties located within trucking distance of the Company's processing infrastructure. The Company then launched a significant multi-year geophysics program that included surface electromagnetic surveys using modern technology to target depths up to 1,000 metres. These efforts will continue in 2026 and 2027 with the largest geophysics program in Hudbay's history.